December 6, 2016

By EDGAR

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:      Jupiter Gold Corporation
Registration Statement on Form F-1
Filed December 1, 2016
File No. 333-214872

Dear Mr. Reynolds:

Reference is made to your comment letter, dated December 6, 2016, to Jupiter Gold Corporation (the "Company" or "Jupiter Gold"), relating to the subject draft (the "Comment Letter"). Set forth below is each comment contained in the Comment Letter, followed by the Company's response thereto:

Use of Proceeds, page 19
1. In light of the fact at least half of the proceeds from the offering will be used for working capital, please disclose additional detail regarding the elements of working capital.

The "Use of Proceeds" section of the Registration Statement on Form F-1 has been revised accordingly.

Exhibit 5.1
2. Please have counsel revise the legal opinion to opine on the laws of the registrant's jurisdiction of incorporation. See Section II.B.1.c of Staff Legal Bulletin No. 19, available at https://www.sec.gov/interps/legal/cfslb19.htm.

The legal opinion contained in Exhibit 5.1 has been revised accordingly.

Exhibit 23.1
3. Please make arrangements with your auditors to provide an updated consent that refers to the correct date for their audit report (September 29, 2016).

The consent from auditor contained in Exhibit 23.1 has been revised accordingly.

Very truly yours,

Marc Fogassa
Chairman & CEO
Jupiter Gold Corporation

cc:  Ronald E. Alper, Esq.